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SEMICONDUCTOR MANUFACTURING INTERNATIONAL CORPORATION

(Incorporated in the Cayman Islands with limited liability)
(Stock Code: 981)

CHANGE OF CHIEF FINANCIAL OFFICER

The board of directors (the “Director(s)”) of Semiconductor Manufacturing International Corporation (“SMIC” or the “Company”) announces that Dr. Gao Yonggang (“Dr. Gao”), the Executive Vice President of Strategic Planning and an executive Director, has been appointed as the Chief Financial Officer (“CFO”) of the Company with effect from 17 February 2014. Dr. Gao will have the Company’s overall financial and accounting responsibilities.

Dr. Gao was appointed as a non-executive Director in 2009 and has been re-designated as an executive Director since 17 June 2013. Prior to joining the Company in 2013, Dr. Gao was the CFO of the China Academy of Telecommunications Technology (Datang Telecom Technology & Industry Group), the Chairman of Datang Capital (Beijing) Co., Ltd. and Datang Telecom Group Finance Co., Ltd., and an executive director of Datang Hi-Tech Venture Capital Investment Co., Ltd. He was also a director and the Senior Vice President of Datang Telecom Technology & Industry Holdings Co., Ltd.. Dr. Gao graduated from Nankai University with a Ph.D. in management. He is a standing committee member of Accounting Society of China and also a fellow of the Institute of Chartered Accountants in Australia.

Upon Dr. Gao’s new appointment, Mr. Gareth Kung (“Mr. Kung”) has ceased to act as the CFO of the Company and has been re-designated as an Executive Vice President of Finance of the Company (“EVP of Finance”) assisting CFO, Dr. Gao, with effect from 17 February 2014 and will continue to act as the Company Secretary of the Company.

SMIC’s Chief Executive Officer and executive Director Dr. Tzu-Yin Chiu (“Dr. Chiu”) commented, “Dr. Gao has more than 20 years of financial management and administrative experience in China and strong relations to our key investors. The additional role he plays will further improve the Company’s financial positioning as the leading foundry in China and will benefit SMIC’s long-term business and our shareholders.”

“I also would like to express my sincere appreciation to Mr. Kung for his dedication and the valuable contribution he had made during his time as the CFO of the Company. He brought tremendous financial expertise to the Company, helping to transform our business into a sustainable profitable business today. We are pleased that Mr. Kung remains with the Company as EVP of Finance and the Company Secretary of the Company and continues to play a critical role for the future growth and development of SMIC”, said Dr. Chiu.

Semiconductor Manufacturing International Corporation Dr. Tzu-Yin Chiu
Chief Executive Officer and Executive Director

Shanghai, February 17, 2014

As at the date of this announcement, the directors of the Company are:

Executive Directors
Zhang Wenyi (Chairman)
Tzu-Yin Chiu (Chief Executive Officer)
Gao Yonggang (Chief Financial Officer)

Non-executive Directors
Chen Shanzhi (Li Yonghua as his Alternate)
Lawrence Juen-Yee Lau (Datong Chen as his Alternate)
Zhou Jie

Independent Non-executive Directors
William Tudor Brown
Sean Maloney
Frank Meng
Lip-Bu Tan